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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
 (Amendment No. 4)

DIGITAL IMPACT, INC.
(Name of Subject Company)

DIGITAL IMPACT, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

William Park
President, Chief Executive Officer and Chairman of the Board of Directors
177 Bovet Road, Suite 200
San Mateo, California 94402
(650) 356-3400
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, NY 10017
(212) 999-5800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        The purpose of this amendment is to amend and supplement Item 7 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Digital Impact, Inc. (the "Company") on March 7, 2005, as thereafter amended and supplemented.

Item 7. Purposes Of The Transaction And Plans Or Proposals.

        Item 7 is hereby amended and supplemented as follows:

        On March 24, 2005, Digital Impact and Acxiom Corporation, a Delaware corporation ("Purchaser"), reached an agreement under which Purchaser would propose to acquire all of the Shares for a purchase price of $3.50 per Share, net to the holders thereof, in cash. The contemplated transaction is a cash tender offer for all of the Company's shares, subject to a minimum condition that a majority of the Company's stockholders tender into the offer, followed by a merger. The contemplated transaction includes other customary offer conditions, including receipt of regulatory approvals, continued accuracy of customary representations of the Company except as would not have a material adverse effect on the Company, and the absence of a material adverse effect with respect to the Company. In the contemplated transaction, all of the Company's directors and executive officers would tender their shares into the offer unless the definitive agreement is terminated. Under the terms of such transaction, the Company agrees not to solicit or support any alternative acquisition proposals, subject to customary provisions relating to the ability of the Board of Directors of the Company to continue to exercise their fiduciary duties, and the Company will be obligated to pay a termination fee of $5.25 million in certain customary circumstances. Purchaser and the Company currently expect to file a copy of the definitive agreement for the transaction with the Securities and Exchange Commission prior to the open of trading on Monday, March 28, 2005.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAL IMPACT, INC.
Dated: March 25, 2005
/s/ DAVID OPPENHEIMER David Oppenheimer Sr. Vice President, Chief Financial Officer and Treasurer

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SIGNATURE